June 30, 2008

Mr. Michael Clampitt

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Kookmin Bank
Registration Statement on Form F-4
Filed: May 28, 2008
File No. 333-151207

Dear Mr. Clampitt:

On behalf of our client, Kookmin Bank (“Kookmin”), we set forth below Kookmin’s responses to your letter, dated June 23, 2008, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form F-4 (the “Registration Statement”) filed by Kookmin with the Commission on May 28, 2008 and the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Annual Report”) incorporated by reference therein. For convenience, we have reproduced below the Staff’s comments and have provided Kookmin’s responses immediately below the comments.

With this letter, Kookmin is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). All page references in the responses set forth below are to the pages of Amendment No. 1.

Mr. Michael Clampitt

June 30, 2008

Form F-4

General

1.	Please confirm that at the time the holding company is formed it will file a post-effective amendment adopting the registration statement and will file a new legal opinion at such time.

Kookmin has filed the Registration Statement pursuant to the requirements of Rule 145 under the Securities Act of 1933, as amended. The preliminary note to Rule 145 states that “The thrust of the rule is that an ‘offer,’ ‘offer to sell,’ ‘offer for sale,’ or ‘sale’ occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Accordingly, Kookmin believes that the “offer” and “sale” of the securities being registered under the Registration Statement should be deemed to continue up to, and not beyond, the extraordinary general meeting of shareholders of Kookmin, at which the shareholders will elect whether or not to vote in favor of the stock transfer plan pursuant to which they will receive common stock of KB Financial Group (the new holding company for Kookmin) in exchange for the shares of Kookmin’s common stock they hold. Kookmin believes that this interpretation is supported by the specific disclosure requirements set forth in Form F-4. For example, Item 11(b) of Form F-4 provides that subsequent Commission filings made by the registrant “prior to one of the following dates, whichever is applicable, shall be deemed to be incorporated by reference into the prospectus: (1) If a meeting of securityholders is to be held, the date on which such meeting is held.”

Nevertheless, pursuant to the Staff’s comment, Kookmin would be willing to have KB Financial Group file a post-effective amendment to the Registration Statement at the time of its formation, solely for the purpose of adopting the Registration Statement, and to file a new legal opinion relating to the legality of the securities registered. We note, however, that the exact timing of the formation of KB Financial Group is uncertain and will depend on a number of factors outside of Kookmin’s control, including the timing of completion of the applicable Korean regulatory approval procedures. It is therefore possible that KB Financial Group will be formed (and the post-effective amendment to the Registration Statement will be filed) after September 30, 2008 and, as a result, the audited 2007 U.S. GAAP financial statements included in the Annual Report and incorporated by reference in the Registration Statement will need to be supplemented by more recent 2008 consolidated interim U.S. GAAP (or U.S. GAAP-reconciled) financial statements, pursuant to the requirements of the first sentence of Item 8.A.5 of Form 20-F. Accordingly, as a condition to Kookmin’s agreement to cause KB Financial Group to file a post-effective amendment to the Registration Statement at the time of its formation, Kookmin respectfully requests that the Staff waive compliance with such requirement under Item 8.A.5 of Form 20-F to include more recent consolidated interim financial statements, if applicable with respect to such post-effective amendment.

Mr. Michael Clampitt

June 30, 2008

Kookmin’s request for such a waiver is based on the following considerations:

•

In the context of a business combination of a foreign private issuer, not requiring the inclusion of more recent interim financial statements once a shareholder meeting has occurred is consistent with the Staff’s previously issued guidance. For example, under Item III.B.(e) of International Reporting and Disclosure Issues in the Division of Corporate Finance issued by the Staff on November 1, 2004, the Staff indicated that “Item 512(a)(4) of Regulation S-K requires a foreign private issuer to file a post-effective amendment to its registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of a delayed offering or throughout a continuous offering under Rule 415. For this purpose, delayed or continuous offerings include … merger and acquisition transactions registered on Form F-4…. This means that … financial statements must remain current in a merger or acquisition transaction until shareholder approval has occurred [emphasis added].” We note that Kookmin has formulated its timetable and general plan for accomplishing the stock transfer and the formation of KB Financial Group in reliance on such prior published guidance from the Staff, and has never considered it a possibility that the Staff would require the preparation of more recent consolidated interim U.S. GAAP financial statements in connection with the transaction.

•

The investment decision by the shareholders of Kookmin as to whether or not to accept common stock of KB Financial Group in exchange for their shares of Kookmin’s common stock will be made at or prior to the time of the extraordinary general meeting of Kookmin’s shareholders, when the stock transfer plan will be submitted to Kookmin’s shareholders for approval. Any disclosures made after such date (including through the inclusion of more recent consolidated interim U.S. GAAP financial statements in a post-effective amendment to the Registration Statement filed at the time of formation of KB Financial Group) will not have any bearing on, and will be irrelevant to, such investment decision.

•

The preparation of U.S. GAAP financial statements is a very difficult, time-consuming and financially burdensome exercise for Kookmin, which it currently undertakes only once a year in connection with the preparation and filing of its annual report on Form 20-F. Kookmin has never prepared any interim financial statements based on, or reconciled to, U.S. GAAP. In order to do so, Kookmin would need to devote a large portion of its internal accounting personnel to engage in what would be an unforeseen and extraordinary exercise and would also incur significant expenses in terms of engaging outside consultants to review the work of its internal accounting personnel. Furthermore, based on its experience in preparing annual U.S. GAAP financial statements, Kookmin believes that the preparation of consolidated interim U.S. GAAP financial statements may require up to three to four months, which could cause a delay in Kookmin’s plans for completing the stock transfer and the formation of KB Financial Group.

Mr. Michael Clampitt

June 30, 2008

•

As required by the third-to-last sentence of Item 8.A.5 of Form 20-F, Kookmin has included as an exhibit to the Registration Statement its interim non-consolidated Korean GAAP financial statements as of and for the three months ended March 31, 2008 which it has published in Korea. Pursuant to such requirement, Kookmin will also file on Form 6-K the interim non-consolidated Korean GAAP financial statements as of and for the six months ended June 30, 2008 which it publishes in Korea and will incorporate such Form 6-K by reference in the post-effective amendment to the Registration Statement filed at the time of formation of KB Financial Group.

2.	Please note that Items 14(f) and (g)(1) of Form F-4 require you to furnish the information required by Items 3.A and 5 of Form 20-F for interim periods to the extent that such interim financial statements are included in your registration statement. Please tell us how you have complied with these requirements or revise accordingly.

Kookmin respectfully notes that it meets the requirements of General Instruction B.1(a) of Form F-4, as it meets both the requirements of General Instruction I.A of Form F-3 and the aggregate market value requirement of General Instruction I.B.1 of Form F-3. Kookmin has accordingly elected to provide information with respect to the registrant under Items 10 and 11 of Form F-4, and not under Item 14 of Form F-4, and therefore believes that Items 14(f) and (g)(1) of Form F-4 are not applicable.

In addition, Kookmin notes that the unaudited financial statements of Kookmin as of and for the three months ended March 31, 2007 and 2008 included as Exhibit 99.1 to the Registration Statement are non-consolidated financial statements prepared under Korean GAAP, and that they were included in the Registration Statement in compliance with the requirement under the third-to-last sentence of Item 8.A.5 of Form 20-F because they constitute more recent “interim financial information” that was published in Korea by Kookmin. Kookmin has not prepared any consolidated interim U.S. GAAP (or U.S. GAAP-reconciled) financial statements for periods subsequent to 2007, nor is it required to do so under the first sentence of Item 8.A.5 of Form 20-F, since the Registration Statement will not be dated (and the shareholder meeting to approve the stock transfer will not be held) more than nine months after the end of 2007.

Kookmin believes that the requirements of Items 3.A and 5 of Form 20-F, which by their terms are applicable to “interim period financial statements” and “each … interim period for which financial statements are required,” respectively, apply only to the “consolidated interim financial statements” required to be included pursuant to the first sentence of Item 8.A.5 of Form 20-F, and do not extend to “interim financial information” provided pursuant to the third-to-last sentence of Item 8.A.5 of Form 20-F.

Mr. Michael Clampitt

June 30, 2008

For example, Instruction 2 of the Instructions to Item 3.A of Form 20-F requires the inclusion of a U.S. GAAP reconciliation with respect to the summary interim financial data called for by Item 3.A. If Item 3.A is interpreted as extending to “interim financial information” provided pursuant to the third-to-last sentence of Item 8.A.5, such U.S. GAAP reconciliation requirement would be inconsistent with, and significantly more onerous than, Instruction 3(a) and (b) of the Instructions to Item 8.A.5, which require with respect to such “interim financial information” a textual description of material GAAP differences and quantification of material variations only to the extent that they are not quantified for other financial statements included in the filing.

Furthermore, Kookmin believes that inclusion of summary financial information pursuant to Item 3.A and a management’s discussion and analysis (“MD&A”) pursuant to Item 5 of Form 20-F with respect to the non-consolidated interim financial information prepared under Korean GAAP would be confusing to investors, as such information would not be consistent with, or comparable to, the summary consolidated annual U.S. GAAP financial information and related MD&A included in the Annual Report and incorporated by reference in the Registration Statement.

Cover Page

3.	Please include on the outside front cover page of the prospectus the title and amount of securities being offered in connection with the stock transfer. Refer to Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, Kookmin has revised the first paragraph of the outside front cover page of the prospectus to include the title and amount of the securities being offered in connection with the stock transfer.

4.	The heading for the third column in the fee table on the cover page states that it is providing the “proposed maximum offering price per unit[.]” It does not appear that any units are involved in the exchange. Please revise or explain.

In response to the Staff’s comment, Kookmin has revised the heading for the third column in the fee table on the cover page of the Registration Statement from “Proposed maximum offering price per unit” to “Proposed maximum offering price per share[.]”

Mr. Michael Clampitt

June 30, 2008

Where you can find more information, page i

5.	The correct address for the public reference room of the Securities and Exchange Commission is 100 F Street, NE, Washington D.C. 20549. Please revise the second paragraph on this page accordingly.

In response to the Staff’s comment, Kookmin has revised the second paragraph on page i to include the correct address for the public reference room of the Commission.

6.	Please revise to highlight the statement regarding timely delivery of documents incorporated by reference. Refer to Item 2(2) of Form F-4.

In response to the Staff’s comment, Kookmin has highlighted in bold print the statement on page ii regarding timely delivery of documents incorporated by reference.

7.	Please advise the staff if you have incorporated by reference all reports filed pursuant to sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the financial statements in the annual report that you have incorporated by reference. In this regard, confirm that all of the Forms 6-K submitted during this period were “furnished,” not “filed.”

Kookmin respectfully informs the Staff that, other than the Annual Report, it has not, to date, filed any reports pursuant to sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since the end of 2007 that it wishes to incorporate by reference into the Registration Statement. Kookmin further confirms the Staff’s understanding that all of the Forms 6-K submitted to the Commission by Kookmin since the end of 2007 were “furnished,” not “filed.” In the event that Kookmin files any reports pursuant to sections 13(a) or 15(d) of the Exchange Act prior to the effectiveness of the Registration Statement that are to be incorporated by reference into the Registration Statement, Kookmin will revise the table appearing on page i to identify such reports, by means of an amendment to the Registration Statement, and will specify on the cover page of each such report that it is being so incorporated. In addition, as set forth at the end of the second-to-last paragraph of page i, in the event that Kookmin files any such reports after the effectiveness of the Registration Statement that are to be incorporated by reference in the Registration Statement, Kookmin will specify on the cover page of each such report that it is being so incorporated. Kookmin understands that any such reports so incorporated by reference will be subject to the applicable liability provisions of sections 11 and 12 of the Securities Act of 1933, as amended.

Summary, page 2

8.	Please revise the preamble to state that it highlights the “material” information, not “selected,” from the document.

In response to the Staff’s comment, Kookmin has revised the preamble on page 2 to state that it highlights the “material” (instead of “selected”) information in the document.

Mr. Michael Clampitt

June 30, 2008

9.	Please provide a chart diagramming Kookmin Bank’s organizational structure prior to completion of the stock transfer. If any of the subsidiaries’ equity ownership in the bank prior to the stock transfer varies from the equity ownership in the holding company, please explain the reasons of the variation.

In response to the Staff’s comment, Kookmin has provided on pages 3 and 18 a chart that outlines its organizational structure prior to the completion of the stock transfer. None of the subsidiaries of Kookmin participating in the stock transfer will own any shares of Kookmin common stock prior to the stock transfer, nor will they own any shares of KB Financial Group (the new holding company) immediately following the completion of the stock transfer. However, while Kookmin does not currently own 100% of the common stock of each of its subsidiaries participating in the stock transfer, KB Financial Group will own 100% of the common stock of each such subsidiary after the stock transfer. The reason for such variation in the equity ownership of the Kookmin subsidiaries participating in the stock transfer is that all stockholders of such subsidiaries, including stockholders other than Kookmin, will participate in the stock transfer and receive common stock of KB Financial Group in exchange for common stock of the subsidiaries, as noted on pages 3 and 21. To address the Staff’s comment, Kookmin has added disclosure on pages 3 and 21 to indicate that KB Financial Group will own 100% of the outstanding common stock of all of the Kookmin subsidiaries participating in the stock transfer following such transfer.

The Stock Transfer, page 2

10.	Revise the first paragraph to indicate whether or not common stockholders and American depositary shareholders will have the same book value per share immediately after the exchange as they had immediately before the exchange. Make similar disclosures on page 17 and, if there is any difference, so describe and provide the details and reasons.

In response to the Staff’s comment, Kookmin has added disclosure to pages 3 and 20 to indicate that the book value per share of KB Financial Group’s outstanding common stock and American depositary shares immediately after the completion of the stock transfer may be different from the book value per share of Kookmin’s outstanding common stock and American and global depository shares immediately prior to the stock transfer, and to describe the reasons for such potential difference in book value per share.

Mr. Michael Clampitt

June 30, 2008

11.	Revise to disclose whether or not American depository shareholders must transfer their shares and the impact if they fail to do so.

In response to the Staff’s comment, Kookmin has revised the disclosure on page 2, as well as related disclosure on page 19, to clarify the procedures by which holders of American depositary receipts must surrender their American depositary receipt certificates and the impact if they fail to follow such procedures.

Risk Factors, page 7

12.	The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make reference to the company’s inability to assure investors that the stock transfer will be completed as scheduled. Instead of stating the company’s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

In response to the Staff’s comment, Kookmin has revised the applicable risk factor disclosure on page 7 to delete the reference to Kookmin’s inability to assure investors that the stock transfer will be completed as scheduled, and has added disclosure regarding the material risks posed by the failure of Kookmin to complete the stock transfer.

The exercise of appraisal rights…., page 7

13.	Revise to disclose the basis for the price expected to be paid and whether or not there is a maximum number of shares for which appraisal rights are exercised that is a condition for completion of the merger.

In response to the Staff’s comment, Kookmin has revised the disclosure on page 7 to clarify the basis for the purchase price expected to be paid for shares in respect of which appraisal rights are exercised, and has added a cross-reference to the section entitled “The Stock Transfer—Dissent and Appraisal Rights,” where the calculation method for such purchase price is described in detail. Kookmin supplementally informs the Staff that its management is currently contemplating whether or not to impose a condition for the completion of the stock transfer based on a maximum number of shares in respect of which appraisal rights are exercised, and will amend the Registration Statement to describe any such condition in the event that it decides to impose one.

Treatment of Kookmin Bank Stock Options, page 21

14.	Revise to disclose the number of options and other derivatives affected by this change and the difference/ amount that will be owed officers and directors as of the most recent practicable date resulting from this change.

In response to the Staff’s comment, Kookmin has added disclosure to page 22 where it will provide the number of its stock options outstanding as of June 30, 2008, and will disclose the number in a subsequent amendment to the Registration Statement.

Mr. Michael Clampitt

June 30, 2008

Kookmin respectfully informs the Staff that the only change to its outstanding stock options as a result of the stock transfer will be in the settlement method of such stock options upon their exercise. Specifically, the stock options will be settled in cash instead of stock, based on the difference between the exercise price of the stock options and the market price of the KB Financial Group common stock at the date of exercise, as described on page 22. Accordingly, any difference or amount that will be owed to the officers and directors holding such stock options will depend on the future market price of KB Financial Group common stock, which cannot be quantified at this time.

Taxes, page 49

15.	Revise to provide examples or illustrations where holders will be responsible for taxes and other governmental charges.

Kookmin respectfully informs the Staff that examples of certain taxes and governmental charges that a holder of KB Financial Group American depositary shares will be responsible for appear on page 48. In response to the Staff’s comment, Kookmin has added disclosure regarding such examples on page 50.

Tax considerations, page 52

16.	Please state clearly that the discussion in this section is based on an opinion of counsel. Also, please file the tax opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K.

As requested by the Staff, Kookmin has revised the disclosure on page 53 to clearly state that the discussion in the section in the Registration Statement entitled “Tax Considerations – United States Taxation” is based on the opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. tax counsel to Kookmin. Furthermore, Kookmin is filing such opinion as Exhibit 8.1 to Amendment No. 1.

Related Party Transactions, page 66

17.	With respect to the loans disclosed in this section, please either comply with Item 7.B.2 or with Instruction 2 to Item 7.B of Form 20-F. In addition, disclose the information in Item 7B on page 156 of the Form 20-F or incorporate by reference such information.

In response to the Staff’s comment, Kookmin has revised the disclosure regarding loans on page 67 to add such information as required under Instruction 2 of the Instructions to Item 7.B of Form 20-F. In addition, Kookmin has added an express statement on page 67 incorporating by reference into the Registration Statement information regarding its management’s related party transactions appearing in Item 7.B of the Annual Report.

Mr. Michael Clampitt

June 30, 2008

Legal Matters, page 67

18.	We may have comments with respect to the legality opinion. Therefore, please file it as soon as possible.

Kookmin is filing the opinion regarding the legality of the KB Financial Group securities being registered as Exhibit 5.1 to Amendment No. 1.

Exhibit 99.1 – Unaudited Non-Consolidated Financial Statements as of and for the Three Months Ended March 31, 2007 and 2008

19.	We note that your unaudited non-consolidated financial statements as of and for the three months ended March 31, 2007 and 2008 have been prepared in accordance with Korean GAAP. Please tell us how you have complied with the Instructions to Item 8.A.5 of Form 20-F with respect to material variations between Korean GAAP and US GAAP or revise accordingly.

Kookmin respectfully notes that, in compliance with Instruction 3(a) and (b) of the Instructions to Item 8.A.5 of Form 20-F, it has both textually described and quantified the material variations between Korean GAAP and U.S. GAAP under “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP” on pages 139 to 143 of the Annual Report incorporated by reference into the Registration Statement. For purposes of Instruction 3(b) of the Instructions to Item 8.A.5 of Form 20-F, the material variations have been quantified with respect to the audited consolidated financial statements of Kookmin as of and for the year ended December 31, 2007 included in the Annual Report.

Form 20-F

Major Stockholders and Related Party Transactions, page 156

20.	In future filings, please indicate whether the company’s major stockholders have different voting rights from other shareholders. Refer to Item 7.A.1(c) of Form 20-F.

Kookmin confirms that its major stockholders currently do not have different voting rights from other stockholders. In response to the Staff’s comment, Kookmin intends to include in its future annual reports on Form 20-F the following language affirming such absence of different voting rights (to the extent applicable), to be inserted at the end of the second to last paragraph under “Item 7A. Major Stockholders”:

“None of our major stockholders has different voting rights from our other stockholders.”

*        *        *        *        *         *        *

Mr. Michael Clampitt

June 30, 2008

We sincerely hope that Kookmin’s responses above adequately address the Staff’s comments. On behalf of Kookmin, we thank the Staff for its assistance to date and look forward to its continued assistance in allowing Kookmin to meet its contemplated timetable for the transaction. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3707, by fax at +852-2160-1001 or by e-mail at ylee@cgsh.com.

Very truly yours,

/s/ YONG G. LEE
Yong G. Lee

Attachment

cc:	Matt McNair, Staff Attorney

Chris Harley, Staff Accountant

Angela Connell, Staff Accountant

Dong Cheol Lee, Kookmin Bank